AUGMENT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Augment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 Avenue of the Americas, 9th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Shanley (570) 409-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edward Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Augment Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

LYNNE M. MARREN
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES OCTOBER 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A Review Report regarding the included Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder and Sole Director of
Augment Securities, Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Augment Securities, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 1, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands



AUGMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	195,524
Receivable from broker		942
Other assets		38,173
TOTAL ASSETS	$	234,639

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	65,058
Accrued expense and other liabilities		44,752
TOTAL LIABILITIES		109,810

STOCKHOLDER'S EQUITY:

Common stock	5,000
Additional paid-in capital	68,266,737
Accumulated deficit	(68,146,908)
TOTAL STOCKHOLDER'S EQUITY	124,829
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 234,639

The accompanying notes are an integral part of this financial statement.

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

Augment Securities, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent") and was incorporated in the State of Delaware on March 11, 1991. In December 2016, the Company changed its name from Spencer Trask Ventures, Inc., to Augment Securities, Inc. One individual owns the Parent. The Company is a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) of such rule. The Company acts as an agent/manager in private placement offerings whereby the securities are placed on a "best-efforts" basis in connection with the financing of such transactions. Effective January 18, 2015, the Company no longer provides brokerage services to domestic and foreign customers.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows in conformity with U. S. generally accepted accounting principles ("GAAP"). References to GAAP in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue:

Fees from private placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade-date basis as securities transactions occur. During 2017, no private placement fees were earned.

Income Taxes:

The Parent elected, under the Internal Revenue Code, to be taxed as an S Corporation, effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder.

No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the stockholder of the Parent.

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2017, 2016, 2015, and 2014. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies:

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guaranteeing, in which case the nature of the guarantee would be disclosed.

Fair Value Measurement – Definition and Hierarchy:

FASB ASC 820, Fair Value Measurement, has no material effect on these financial statements.

NOTE 3   CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts with a major New York financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company has not experienced any losses with respect to these deposits.

NOTE 4   RECEIVABLE FROM CLEARING BROKER

In May 2012, the Company entered into a clearance agreement (the "Agreement") with RBC Correspondent Services ("RBC") a division of RBC Capital Markets LLC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, RBC cleared the brokerage transactions of the Company's customers on a fully disclosed basis. This agreement was terminated as of January 18th 2015.

NOTE 5   PROFIT SHARING 401(k) PLAN AND KEY EMPLOYEE STOCK PLAN

Profit Sharing 401(k) Plan:

The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2017.

NOTE 6   COMMITMENTS AND CONTINGENT LIABILITIES

In October 2016, the Company extended its New York City rental agreement six months through May 31, 2017 for $3,225 per month. In May 2017 it was extended for an additional six months through November 30, 2017 at a rate of $3,000 per month. In November 2017, the Company extended the lease for an additional six months through May 31, 2018 at a rate of $3,000 per month.

NOTE 6   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The future minimum rental payments as of December 31, 2017 are as follows:

Period ending May 31,	Lease Commitment
2018	$ 15,000

For the year ended December 31, 2017, the total rent expense amounted to $111,436, including $73,800 which is part of the expense sharing agreement and is included in occupancy and expense sharing on the statement of operations.

The Company has been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

NOTE 7   TRANSACTIONS WITH RELATED PARTIES

For the year ended December 31, 2017, the Company shared office space with its Parent. In accordance with the expense sharing agreement (the "Agreement"), effective July, 1, 2010, and amended July 1, 2017, the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts were recorded as capital contributions from the Parent. The Parent has the discretion to make capital contributions to the Company in lieu of cash payments or to be reimbursed by the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The Agreement includes a provision for a monthly fee to the Parent. For the year ended December 31, 2017, capital contributions made in lieu of cash payments from the Parent amounted to $254,252. Shared expenses totaled $247,500, which is included in the statement of operations. As of December 31, 2017, $21,429 was due to the Parent.

The Company has a consulting agreement with an officer of the Company. Amounts paid pursuant to this agreement totaled $61,500 during 2017.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $85,714 which exceeded required net capital of $7,321 by $78,393 and aggregate indebtedness of $109,811. The Company's aggregate indebtedness to net capital ratio was 1.28 to 1 as of December 31, 2017. The Company was out of capital compliance for the period September 30, 2017 through November 2, 2017. On November 3, 2017, the Company remedied this situation and was in capital compliance.

NOTE 9   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2017 or during the year then ended.

NOTE 10   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were available to be issued and no events have been identified which require disclosure.